April 20, 2020

Alan S. Knitowski
Chief Executive Officer
Phunware, Inc.
7800 Shoal Creek Blvd, Suite 230-S
Austin, Texas 78757

       Re: Phunware, Inc.
           Registration Statement on Form S-3
           Filed April 13, 2020
           File No. 333-237648

Dear Mr. Knitowski:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Alex R. Allemann, Esq.